DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

06027582

RECD S.E.C.
MAR 1 3 2006
1086

March 10, 2006

BEST AVAILABLE COPY

Jose A. Sosa
Fiddler Gonzalez & Rodriguez, P.S.C.
PO Box 363507
San Juan, PR 00936-3507

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/10/2006

Re: Triple-S Management Corporation
Incoming letter dated January 9, 2006

Dear Mr. Sosa:

This is in response to your letters dated January 9, 2006 and February 28, 2006 concerning the shareholder proposal submitted to Triple-S by Dr. Juan Vilaro Grau. We also have received a letter from the proponent dated February 16, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

PROCESSED
MAR 2 1 2006
THOMSON
FINANCIAL

Eric Finseth
Attorney-Adviser

Enclosures

cc: Dr. Juan R. Vilaro Grau
9 Wall Ave.
Tintillo
Guaynabo, PR 00966

FIDDLER GONZALEZ & RODRIGUEZ, P.S.C.
ATTORNEYS AND COUNSELORS AT LAW
PO BOX 363507
SAN JUAN, PR 00936-3507

TELEPHONE (787) 753-3113
FAX (787) 759-3123

254 MUÑOZ RIVERA AVENUE
CORNER CHARDÓN STREET
6TH FLOOR
HATO REY, PR 00918

January 9, 2006

VIA UPS NEXT DAY
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Attn: Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal from Dr. Juan Vilaró Grau
Triple-S Management Corporation
(SEC File Number: 000-49762)

Ladies and Gentlemen:

On behalf of our client Triple-S Management Corporation (the "Corporation"), a corporation organized and existing under the laws of the Commonwealth of Puerto Rico (the "Commonwealth"), and registered under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and in connection with Rule 14a-8(j) under the Securities Exchange Act, we have enclosed for filing the following:

1. Six copies of the proposal (the "Proposal") and position paper (the "Supporting Statement") received from Dr. Juan Vilaró Grau (the "Proponent") for inclusion in the Corporation's proxy statement for the 2006 Annual Meeting of Shareholders (the "Proxy Statement") scheduled to be held on April 30, 2006;

2. Six copies of an unofficial translation of the Proposal; and

3. Six additional copies of this letter.

The Corporation is also sending a copy of this letter to the Proponent to notify him of the Corporation's intention to omit the Proposal from the Proxy Statement. The Corporation plans to mail the Proxy Statement on or before March 30, 2006.

The Corporation is a reporting company pursuant to Section 12(g) of the Exchange Act. In its effort to give its shareholders access to the Proxy Statement, the Corporation has voluntarily decided to follow in practice to the extent possible the provisions of Rule 14a-8 of the Exchange Act (the "Rule") even though the Corporation's shareholders are not eligible shareholders under the Rule[1]. Since the Corporation has decided to accept certain shareholders proposals following the provisions of the Rule as a guideline, it has also decided to omit certain shareholders proposals following said provision.

I. The Proposal

The Proposal calls for the designation of a "Special Commission" as an Ad Hoc Commission to be comprised of seven members (six shareholders and one non-shareholder) in order to analyze certain issues including the valuation of the shares of the Corporation, the distribution of dividends, rights of heirs of shareholders, alternatives in the future sale of shares of the Corporation. The Proposal also calls for the Corporation to pay for the expenses of the "Special Commission", which include assistance or advice in legal, accounting, secretarial, financial and budgetary matters, and any other matters they would require. The "Special Commission" would make a report of its findings and recommendations to the Board of Directors and the shareholders of the Corporation no later than on the Annual Shareholders Meeting of 2007, at which time the "Special Commission" shall cease to exist. As discussed in greater detail below, the Corporation intends to omit the Proposal from the Proxy Statement for the following reasons:

A. The Proposal is not a proper subject for stockholder action under Commonwealth law and, therefore, the Proposal may be omitted from the Proxy Statement pursuant to Rule 14a-8(i)(1); and

B. The Proposal and the Supporting Statement are contrary to Rule 14a-9, which prohibits materially false and misleading statements in proxy soliciting materials and, accordingly, the Proposal may be omitted pursuant to Rule 14a-8(i)(3).

A. The Proposal Is Not a Proper Subject for Action by Shareholders Under Commonwealth Law.

Rule 14-8(i)(1) permits an issuer to omit a shareholder proposal from its proxy material if the proposal is "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The note to paragraph (i)(1) states that:

> "Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the

---

[1] There are no shareholders of the Corporation who have "continuously held at least $2,000 in market value, or 1%" of the Corporation's securities entitled to be voted on at the Annual Meeting of Shareholders. Rule 14a-8(b).

company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise."

In addition, Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001) states that:

"1. When drafting a proposal, shareholders should consider whether the proposal, if approved by shareholders, would be binding on the company. In our experience, we have found that proposals that are binding on the company face a much greater likelihood of being improper under state law and, therefore, excludable under Rule 14a-8(i)(1)."

The Corporation is incorporated in the Commonwealth. Article 4.01 of the General Corporations Law Puerto Rico ("General Corporations Law") provides that "the business and affairs of every corporation organized in accordance with the provisions of this subtitle shall be governed by a Board of Directors..."[2] Under the General Corporations Law, the power to control corporate decision-making is vested in the Board of Directors, and the shareholders' rights with respect to matters within the Board of Directors' decision-making areas are exhausted when they elect the Board.[3] Recommendations by a body of stockholders can only be enforced through the board of directors, and indirectly by the authority of the stockholders to change the personnel of the directors at a meeting for the election of directors. In addition, in performing their duties, directors owe fundamental fiduciary duties of loyalty and care to the corporation and, therefore, may not delegate their duty to manage a corporation ("Directors Duty").[4] Furthermore, Article 8-1 of the By-Laws of the Corporation states that the Board of Directors shall "exercise all of the powers of the Corporation and the management of its business pursuant to the General Corporations Law, the Articles of Incorporation and the By-Laws..."

In essence, the Proposal, if approved, would create an advisory body comprised of shareholders and a non-shareholder to look into matters which is the direct jurisdiction of the Board of Directors. The Board of Directors has the discretion to appoint committees of the Board of Directors or Ad Hoc committees to seek advice on diverse matters, including all the matters the "Special Commission" would be looking into. The appointment of the "Special Commission" by the shareholders, and not by the Board of Directors, would be a flagrant by-pass of the Board of Directors functions.

---

[2] 17 L.P.R.A. 2721.
[3] *SEC v. Transamerica Corp.*, 67 F. Supp. 326, 330 (D. Del. 1946) modified, 163 F.2d 511 (3rd Cir. 1947), cert. Denied, 332 U.S. 847 (1948).
[4] *Polk v. Good*, 507 A.2d 531 (Delaware 1986), 14 L.P.R.A. 2723.

Moreover, and more troublesome is the fact that if the Proposal is approved it would grant a blank check to a group of shareholders and a non-shareholder to commit the Corporation resources by paying the expenses of the "Special Commission" without the approval of the Board of Directors. Although the Proposal mentions that the "Special Commission" would not make any decisions, that is not correct. As set forth in the Proposal, the "Special Commission" would have the power to make contracts in order to obtain legal, accounting, financial and other advice. They would be making decisions of a contractual nature committing the resources of the Corporation without the Board of Directors having a say on it. Worst, the members of the "Special Commission", which also includes a non-shareholder of the Corporation, are accountable to no one. This scenario is completely contrary to the General Corporations Law.

In light of the foregoing, we believe that the Proposal should be omitted from the Corporation's proxy materials pursuant to Rule 14a-8(i)(1).

B. The Proposal and the Supporting Statement are contrary to Rule 14a-9.

The Proposal and the Supporting Statement contain inflammatory statements and materially false statements that are contrary to Rule 14a-9, which prohibits materially false and misleading statements in proxy soliciting materials. For example, the Proposal incorrectly makes reference to the Board of Directors and management's intent to use the profits or benefits of the Corporation for their own interests and that the Board of Directors and management do not recognize shareholder's rights to such profits and benefits. Such statements are inflammatory and just not correct.

In addition, the Supporting Statement includes various misstatements and false statements the Corporation cannot responsibly include in its proxy statement. The Supporting Statement mentions that "no amendment to the by-laws have been approved in the past 8 years." That statement is contrary to the facts since thirteen amendments have been approved by the shareholders in the past eight years. The Supporting Statement also makes reference to the fact that the Corporation is Puerto Rico's second largest corporation. That fact is also wrong.

These are just a few of the misstatements and incorrect statements made in the Proposal and the Supporting Statement. We respectfully believe that with these few examples you can asses that both would be in violation of Rule 14a-9 if included in the Corporation's Proxy Statement.

For the reasons stated in B above, we believe that the Proposal should be omitted from the Proxy Statement pursuant to Rule 14a-8(i)(3).

II. Conclusion

Based on the foregoing, the Corporation believes that it may omit the Proposal from the Proxy Statement because it (i) is not a proper subject for shareholder action under Commonwealth law; and (ii) the Proposal and the supporting statement are contrary to Rule 14a-9.

If you have any questions or comments regarding this filing, please contact the undersigned at (787) 759-3178.

Sincerely,

José A. Sosa

Cc: Dr. Juan Vilaró Grau
Enrique R. Ubarri, Esq.

30 de noviembre de 2005

RECIBIDO
NOV 30 2005
OFICINA JUNTA DE DIRECTORES

Dr. Jesús R. Sánchez Colón
Oficina de Secretaría Junta de Directores
Triple S Management Corp.
Avenida Roosevelt 1441 Sexto Piso
San Juan, Puerto Rico

Fax 787-749-4191

Estimado Dr. Sánchez:

En cumplimiento con las directrices informadas a los Accionistas en su comunicado del pasado 25 de octubre de 2005, le remito Resolución para que se incluya en la Declaración de Poder y en la Convocatoria para la Asamblea Anual Ordinaria del 30 de abril de 2006. La misma está acompañada de un "Position Paper"(versión en inglés), el cual se explica por si solo.

Sometida hoy 30 de noviembre de 2006.

Cordialmente,

Juan R. Vilaró Grau M.D.

Juan Vilaró Grau, M.D.

RESOLUCION

Presentada por un grupo de Accionistas, para que la Asamblea Ordinaria de Accionistas del 30 de abril de 2006 designe una Comisión Ad Hoc para evaluar los asuntos especificados en esta Resolución.

Por Cuanto: Triple S fue organizada en 1959 por un grupo de distinguidos médicos y es motivo de orgullo para la clase médica y dental del país.

Por Cuanto: Durante las primeras décadas de su existencia, los miembros de la clase médica y dental tuvimos que subsidiar a Triple S para que pudiese sobrevivir.

Por Cuanto: Al comenzar el Siglo 21, Triple S es la segunda Corporación nativa mas grande, con un valor en los libros de sobre $2 billones bruto y sobre $200 millones neto.

Por Cuanto Durante toda su existencia, Triple S nunca ha repartido dividendos a sus Accionistas.

Por Cuanto: Durante el año 2003 el Gobierno de P.R. le quitó la exención contributiva. En un comunicado del 31 de julio de 2003, Triple S informó que la eliminación de la exención contributiva no afectaba en lo más mínimo la solidez económica de la empresa y que no había ningún impedimento para la repartición de dividendos a los Accionistas.

JRV

Por Cuanto: ¿Podemos seguirle confiando nuestros beneficios, los que nos ganamos con nuestro sudor, a una Junta y a una Gerencia que solo piensan en seguir utilizándolos para su disfrute; que no reconocen que nosotros los Accionistas también tenemos derecho a ellos?

Por Cuanto: La confianza, el lazo invisible que ata a los Accionistas con la Junta de Directores, ha sido quebrantada por la Junta con sus actuaciones, por lo que se ha descualificado para que le continuemos delegando la solución de la situación ante nuestra consideración.

POR TANTO: Resuélvase por esta Honorable Asamblea de Accionistas, reunida hoy 30 de abril de 2006:

1. Designar una Comisión Especial de siete (7) miembros, la cual será conocida como Comisión Pro Reforma Triple S (CPR-SSS).
2. Dicha Comisión consistirá de seis Accionistas médicos o dentistas y un (1) Consumidor (no Accionista, no médico o dentista)
3. La Comisión tendrá como única encomienda la evaluación y análisis de los siguientes asuntos:
    a. la valorización real de las Acciones
    b. la repartición de dividendos a los Accionistas
    c. la herencia de las Acciones
    d. opciones para la venta futura de las miles de Acciones en cartera

4. Todos los gastos válidos incurridos por la Comisión serán sufragados por Triple S Management.
5. La Comisión tendrá la facultad para contratar toda la asistencia legal, secretarial, contable, actuarial, financiera, presupuestaria u de otra índole que pueda requerir en el cumplimiento de su encomienda.
6. La Comisión tendrá un máximo de doce meses para realizar su encomienda y rendirle su informe de hallazgos y recomendaciones a la Asamblea de Accionistas.
7. La Comisión hará una presentación informativa a la Junta de Directores de Triple S Management a principios de abril de 2007 y una presentación oficial y final a la Asamblea de Accionistas de 2007.
8. La Comisión no tendrá poder decisional alguno, solo realizará un trabajo investigativo y analítico.
9. La Comisión vendrá obligada a escuchar a todos los Accionistas que estén interesados en comparecer, mediante la celebración de Vistas en las diferentes cabeceras de distrito del país.
10. Los miembros recomendados para componer la Comisión son los siguientes:

    Carlyle Benavent,M.D.
    Juan Vilaró, M.D.
    Roberto Muñoz Zayas, M.D.
    Lcdo. Siro Gutiérrez
    Ibrahim Pérez, M.D.
    Orlando Salich, M.D.
    Antonio Corretjer, D.M.D.

J.R.V.

11. La Comisión concluirá sus funciones cuando presente su informe de hallazgos y recomendaciones a la Asamblea de Accionistas de 2007.

Sometida a la Junta de Directores de Triple S Management el 29 de noviembre de 2005.

November 29, 2005

POSITION PAPER

The undersigned represent a group of physicians and dentists, all shareholders of Triple S Management Corporation of Puerto Rico. For the past 13 ½ years, we have been concerned with the integrity, honesty and fairness of the different Boards and Executives in the management of the Corporation's affairs. It all started in 1992 when one of us requested an investigation by the Puerto Rico Insurance Commissioner, regarding an apparently fraudulent sale of shares authorized by the Board of Directors during late 1991 and early 1992. Over fifteen hundred shares were available from shareholders that had passed away during the previous years. According to our by-laws, the families of deceased shareholders had to return their shares to the Corporation at the same price that they were originally acquired. Without implementing and following a fair and just process to guarantee an equal participation of shareholders and providers, the Board sold 1,582 shares to themselves and to around 53 of their friends, sons and working partners. A large number of the new shareholders belonged to the Medical Faculty of the Hospital where the Board's President worked as an anesthesiologist, including his three practice partners. All medical and dental Board members participated in the illegal sale, acquiring each the maximum of twenty one shares allowed by our by laws. They acted unethically, placing themselves in an advantageous position against the possible buyers. Three of the recipients of those illegal shares still form part of the Board of Directors of the Corporation.

After a long and painful process, the Insurance Commissioner concluded in October 1999, that Triple S had violated the Puerto Rico Insurance Code and declared the sale as illegal. The sale was annulled. The Commissioner ordered the return of all shares illegally sold. He also ordered that all decisions approved between 1991 and 1999 utilizing the illegal shares, had to be ratified in an Extraordinary Meeting held for such purpose. Triple S appealed the decision to the Insurance Commissioner and later to the Puerto Rico Appeals Court. Both appeals were denied and the Commissioner's determination became final on 31 March 2000 when Triple S did not appeal to our Supreme Court.

During those long years Triple S never admitted any wrongdoing, in spite of the overwhelming evidence against them. Such behavior and attitude produced a progressive undermining of our faith and our trust in the Board of Directors and the leading Executives. We decided to pursue a thorough and careful criticism of all future actions and to keep our fellow shareholders informed. However, the Board utilized their overwhelming economic power to neutralize the damaging effect of their fraudulent actions. Before the Commissioner's decision was made in 1999, Triple S Board had a complete control of a shareholders majority. At the peak of the Board's full control of the Corporation, with the use and influences of the illegal shares, Triple S was able to approve its new Holding Organization called Triple S Management Corporation, an entity above all Triple S subsidiaries. In 1997 they had the support of 8,317 shares out of the circulating 11,491 shares. That meant a support of 72% of the shareholders. However, since that time Triple S Board has not been able to near that kind of support any more. They have been able to maintain a simple majority to approve only general decisions and election of Board members. The Corporation has been paralyzed regarding decisions that require a supermajority. That means that no amendment to our by laws have been approved during the past 8 years, since they require the support of 2/3 or 3/4 of all shareholders. Such situation has not occurred because of lack of effort from their part. They have an army of employees calling and visiting to get our proxies for every meeting. The fear of many providers to have their business affected if they do not support their proposals, is the principal reason they tell us to explain their apparent endorsement.

The loss of our trust of the Board and their Executives has not been regained. Their arrogance and their rejection of our positions, have added insult to injury. We have made multiple efforts to facilitate an avenue of negotiation and reconciliation, to no avail. We have always tried to protect the good name and prestige of our Corporation in our Island. We have been denied of every attempt to close an unfortunate decade and start with an open and just strategy for all. We have failed so far, but will not stop until we get such guarantee for the best of our Corporation.

Precious time goes by and the Board does not realize what has to be done to bring us all back together. Instead, they keep pushing us toward the wall. Let's see some examples:

1) After the 1999 decision by the Insurance Commissioner, Triple S Board had an immediate opportunity to measure the position of shareholders, to test their support. On November 19, 2000 an Extraordinary Meeting was held to ratify the Holding Company, as ordered by the Commissioner's decision. This time Triple S Board only obtained the support of 5,200 shares of the circulating 9,245 shares. The illegally sold shares had been already excluded. The Board's support came down to 56%. There was an impressive reduction of 3,100 shares supporting the Board's position (8,317 for approval in 1997, 5,200 post Commissioner's decision). The lack of support was dramatic, but the Board did not get the message. There was a clear expression of the loss of trust that we established as our leading argument in this position paper. An understanding and humble Board should have accepted the shareholder's decision and message. A healing and correcting process should have started immediately. They had other plans.

2) In the year 2001 a new Commissioner came along, because there was a change in government administration. Triple S Board made an excellent use of their influences to have the 1999 decision revoked. The new Commissioner, in an administrative decision dated March 14, 2002, notified Triple S that the Holding Company had been ratified without the need of further processes. Such office ratification invalidated the non ratification approved by the shareholders

in 2000. The Board found a way to go over the will of the Corporation's owners. Their action was interpreted as disrespectful to the desires of the shareholders and put another nail in the deteriorated relation between Board and shareholders.

3) During the 2005 Annual Meeting the Board confirmed their strategy of trying to surpass the powers of the shareholders. They presented several Resolutions that fortunately required a supermajority and were not approved. On Resolutions 2, 4, 5 and 6 they proposed that any future amendment of the by laws be approved by the Board, prior to being submitted to the consideration of the shareholder's Assembly. They want exclusive veto power for any subject to be brought to the consideration of shareholders. They want to serve as exclusive filters of all proposals to be submitted. Such Resolutions are again overwhelming evidence that the Board has no respect for its shareholders nor recognizes their capacity to make intelligent and prudent decisions to advance the objectives of our Corporation. The Board's agenda seems the only one that matters to them.

4) The most delicate matter that separates us from the Board is related to the role and importance of shareholders in the future of the Corporation, and our long awaited participation in the great economic success of our Company. Triple S was created by physicians and dentists in 1959 with a clear social vision. Many years of economic sacrifice followed, to keep the Corporation on its feet. For 44 years we operated as non profit and we accepted such Corporative position. However, in 2003 the Government of Puerto Rico eliminated Triple S tax exemption and our Corporation became officially a for profit organization. The $ 40 shares we bought are said be worth $ 20 - 30 thousand dollars each. On July 31, 2003 the Board admitted, in a written statement, that were no impediments for the distribution of dividends to shareholders. We have been looking forward to obtain such deserved benefits, specially since the sacrificed founders of the Corporation are at present retired, old or deceased. Their families can only return the shares and get a thank you note back.

Triple S is now the second largest Corporation in Puerto Rico. It has a net value of $ 200 million dollars. Last year it earned $ 98 million dollars. For years there has been no advantage to be a shareholder. The Board sees us as the carriers of the proxies they need to approve their agenda. We have not enjoyed a bit of our riches and profits. In the other hand, our Boards are composed of the financial elite of the San Juan metropolitan area. It is a succession of renowned business people and they treat themselves as great Corporations do. They enjoy excellent diets, representation fees and luxury trips with their spouses to the best cities and places in the world, all expenses paid. They live a wonderful life with the products of our sacrifices during those early years that very few thought we would survive. We shareholders deserve a reasonable participation of that wonderful life.

We have presented conclusive evidence that Triple S runs between two separate and distant worlds. The Board members, their families, their friends, their Executive employees are located on the bright side of the Corporation. The battered and forgotten shareholders are located on the dark side of our Company, slowly fading away, without ever enjoying a taste of the great Corporation they helped to raise to the top of Puerto Rico's economic powers.

We have tried different avenues of negotiation to no avail. We can not continue to trust our assets to a Board that ignores our feelings and our positions, that even wants to be able to veto our will. The time has come to conclude that our trust, that invisible bond between Board and shareholders, has been broken in an irreversible way. The Board has disqualified itself to ask us for any further delegation of powers. They may still have the economic power and the influences to obtain a simple majority, but we will continue to defend the moral and ethical values that should eventually prevail in our Corporation and our claim for fair and equal treatment for all.

Our proposal to the next Annual Meeting is directed to provide an objective analysis and investigation of our present unsolved situation and to find a correcting new path for a future that will honor and strengthen our organization. We have no intention to substitute the functions of the Board. Our proposed investigative Commission will not have decisive powers, it will just analyze and recommend. It will respond to the Shareholder's Assembly, which in a future date will make the necessary decisions.

TRIPLE-S
MANAGEMENT
CORPORATION

PEOPLECARE

PO Box • 363628
San Juan • Puerto Rico
00936-3628
Tel. 749-4949
Fax 749-4191

14 de diciembre de 2005

Dr. Juan R. Vilaró Grau
Avenida Wall #9
Tintillo, Guaynabo PR 00966

Estimado doctor Vilaró Grau:

Acusamos recibo de la propuesta enviada por usted el 30 de noviembre de 2005 para ser considerada en la próxima Asamblea Anual Ordinaria de Accionistas de Triple-S Management Corporation el 30 de abril de 2006.

La misma contiene unos defectos procesales al exceder la cantidad de palabras establecidas en las Reglas de la "Securities and Exchange Commission" (SEC), por lo que la misma debería ser excluida. Sin embargo, se ha determinado someter su propuesta a la SEC para su evaluación. Su propuesta será atendida tan pronto se tenga una notificación de la SEC.

Cordialmente,

Karen López Freytes
Asesora Legal

Recibido
Juan R. Vilaró Grau MD
14 Dic - 2005

Res.
783-8767

15 de diciembre de 2005

Licenciada Karen López Freytes
Asesora Legal Triple S
Avenida Roosevelt 1441
San Juan, Puerto Rico 00920

Estimada Licenciada López:

Cumplimos con la fecha límite estipulada para someter Resoluciones para la Asamblea Ordinaria de Accionistas del 2006. Hubiésemos esperado que si no cumplíamos con algún requisito, así lo indicarían para corregirlo. Sin embargo, también habíamos anticipado la posibilidad de que la Junta intentara descualificar nuestra propuesta. El contenido de su comunicación nos hace pensar que están buscando excusas para que la descualificación la haga el SEC y no la Junta.

En su aviso del 25 de octubre a los Accionistas omitieron ustedes dar detalles sobre requisitos específicos. Dicha omisión pudo haber tenido la intención de provocar errores de nuestra parte, que pudiesen luego ser utilizados de manera acomodaticia para descualificar las propuestas que no fuesen de su agrado.

Sometemos la Resolución en cuestión reducida exactamente a 450 palabras. Gustosamente atenderemos cualquier requerimiento adicional.

Tenemos fe que llegará el día en que los Accionistas podamos expresar nuestro sentir y nuestras posiciones libremente, sin la constante obstrucción de la Junta, y que finalmente todos podamos trabajar en armonía y en colaboración.

Cordialmente,

Juan R. Vilaró Grau M.D.

Juan R. Vilaró Grau, M.D.

RESOLUCION

Presentada por un grupo de Accionistas, para que la Asamblea Ordinaria de Accionistas del 30 de abril de 2006 designe una Comisión Ad Hoc para evaluar los asuntos especificados en esta Resolución.

Por Cuanto: Durante las primeras décadas de su existencia, los miembros de la clase médica y dental tuvimos que subsidiar a Triple S para que pudiese sobrevivir.

Por Cuanto: Al comenzar el Siglo 21, Triple S es la segunda Corporación nativa mas grande de P.R.

Por Cuanto: Triple S nunca ha repartido dividendos a sus Accionistas.

Por Cuanto: El Gobierno de P.R. eliminó su exención contributiva. El 31 de julio de 2003, Triple S informó que dicha eliminación no afectaba la solidez económica de la empresa y que no había ningún impedimento para la repartición de dividendos a los Accionistas.

Por Cuanto: ¿Podemos seguirle confiando nuestros beneficios a una Junta y a una Gerencia que solo piensan en seguir utilizándolos para su disfrute; que no reconocen que nosotros los Accionistas también tenemos derecho a ellos?

Por Cuanto: La confianza, el lazo invisible que ata a los Accionistas con la Junta de Directores, ha sido quebrantada por la Junta con sus actuaciones, por lo que se ha descualificado para que le continuemos delegando la solución de la situación ante nuestra consideración.

JR.V

POR TANTO: Resuélvase por esta Honorable Asamblea de Accionistas:

1. Designar una Comisión Especial de siete miembros, denominada como Comisión Pro Reforma Triple S (CPR-SSS).
2. Dicha Comisión consistirá de seis Accionistas médicos o dentistas y un (1) Consumidor (no Accionista, no médico o dentista)
3. La Comisión tendrá como encomienda el análisis de los siguientes asuntos:
    a. la valorización real de las Acciones
    b. la repartición de dividendos a los Accionistas
    c. la herencia de las Acciones
    d. opciones para la venta futura de las miles de Acciones en cartera
4. Todos los gastos válidos incurridos por la Comisión serán sufragados por Triple S Management.
5. La Comisión tendrá la facultad para contratar toda la asistencia legal, secretarial, contable, actuarial, financiera, presupuestaria u de otra índole que pueda requerir en el cumplimiento de su encomienda.

La Comisión hará una presentación informativa a la Junta de Directores de Triple S Management a principios de abril de 2007 y una presentación oficial y final a la Asamblea de Accionistas de 2007.

7. La Comisión no tendrá poder decisional alguno.
8. Los miembros recomendados para componer la Comisión serán indicados en la Asamblea.
9. La Comisión concluirá sus funciones cuando presente su informe de hallazgos y recomendaciones a la Asamblea de Accionistas de 2007.

J.R.V.

Sometida a la Junta de Directores de Triple S Management el 29 de noviembre de 2005.

RECIBIDO
DEC 22 2005
OFICINA JUNTA DE DIRECTORES

[TRANSLATION]

[STAMP ON RIGHT-HAND SIDE
READS:
RECEIVED
NOV 30 2005
OFFICE BOARD OF DIRECTORS]

November 30, 2005

Dr. Jesús R. Sánchez Colón
Office of the Secretary of the Board of Directors
Triple S Management Corp.
1441 Roosevelt Avenue
6th Floor
San Juan, PR

Fax: (787) 749-4191

Dear Mr. Sánchez:

I hereby submit a Resolution for inclusion in the Proxy Statement and in the Annual Shareholders Meeting Notice to take place on April 30, 2006, as per instructions contained in your letter dated October 25, 2005. Said resolution is accompanied by a Position Paper which is self-explanatory.

Submitted today November 30, 2005 [Translator's Note: letter in Spanish reads 2006].

Sincerely yours,

/s/ Juan Vilaró Grau, M.D.
Juan Vilaró Grau, M.D.

[TRANSLATION]

[STAMP ON RIGHT-HAND SIDE
READS:
RECEIVED
NOV 30 2005
OFFICE BOARD OF DIRECTORS]

[INITIALS JRV APPEAR ON THE LEFT-HAND MARGIN OF BOTH PAGES OF THE RESOLUTION]

RESOLUTION

Presented by a group of Shareholders so that the Annual Assembly of Shareholders on April 30, 2006 appoint an Ad Hoc Commission to evaluate the items specified in this Resolution.

Whereas: Triple S was organized in 1959 by a group of distinguished physicians and is a source of pride for the medical and dental communities in Puerto Rico.

Whereas: During the first decades of its existence, members of the medical and dental community had to subsidize Triple S so it would survive.

Whereas: At the start of the 21st century Triple S is the second largest native Corporation, with a book value of over $2 billion (gross) and over $200 million (net).

Whereas: Throughout its existence, Triple S has never paid dividends to its Shareholders.

Whereas: During 2003 the Government of Puerto Rico revoked Triple S tax-exempt status. In a statement dated July 31, 2003, Triple S stated that the elimination of the tax-exempt status would neither affect the economic strength of the company, nor would it present an impediment to the payment of dividends to the Shareholders.

Whereas: Can we continue trusting our benefits, which we earn with a lot of sweat to a Board and a Management Team that only think of using them for their own enjoyment, and that do not recognize that we the Shareholders also have a right to those benefits?

Whereas: With its actions, the Board has broken the concept of trust, that invisible link that binds Shareholders and the Board of Directors, thus disqualifying it from further delegation of a solution to the situation under our consideration.

NOW THEREFORE: May it be resolved by this honorable Assembly of Shareholders, gathered this 30th day of April, 2006:

1. Appoint a Special Commission of seven (7) members, which shall be known as the Triple S Pro Reform Commission (SSS-PRC).
2. Said Commission will consist of six (6) physician or dentist Shareholders and one (1) Consumer (not a Shareholder, physician or dentist).
3. The Commission will have as its main responsibility the evaluation and analysis of the following items:
    a. The real valuation of the Shares
    b. The payment of dividends to the Shareholders
    c. The rights of the heirs of the Shareholders
    d. Alternatives for the future sale of thousands of Shares in treasury.
4. All expenses incurred by the Commission shall be paid by Triple S Management.
5. The Commission shall have the power to enter into contracts in order to hire all the necessary legal, secretarial, accounting, actuarial, financial, budgetary, or other type of assistance that may be needed in order for the Commission to complete its assigned task.
6. The Commission shall have a maximum of twelve months to complete its work and present a report detailing its findings and recommendations to the Assembly of Shareholders.
7. The Commission shall make an informational presentation to the Board of Directors of Triple S Management at the beginning of April 2007 and make a final and official presentation to the 2007 Annual Meeting of Shareholders.
8. The Commission shall have no decision power whatsoever. It will only conduct an investigative and analytical study.
9. The Commission shall consider all Shareholders wishing to appear at Public Hearings held in all political districts of the island.
10. The members hereby recommended to comprise the Commission are the following:
    a. Carlyle Benavent, M.D.
    b. Juan Vilaró, M.D.
    c. Roberto Muñoz Zayas, M.D.
    d. Atty. Siro Gutiérrez
    e. Ibrahim Pérez, M.D.
    f. Orlando Salich, M.D.
    g. Antonio Corretjer, D.M.D.
11. The Commission will cease operations once it presents its report of findings and recommendations to the 2007 Annual Meeting of Shareholders.

Submitted to the Board of Directors of Triple S Management on November 29, 2005.

[TRANSLATION]

[TRIPLE-S MANAGEMENT CORPORATION & PEOPLE CARE LETTERHEAD INCLUDING BOTH LOGOS, MAILING ADDRESS, TELEPHONE NUMBER AND FAX NUMBER]

December 14, 2005

Dr. Juan R. Vilaró Grau
9 Wall Ave.
Tintillo
Guaynabo, PR 00966

Dear Doctor Vilaró Grau:

We hereby acknowledge receipt of your proposal dated November 30, 2005 for consideration at the next Annual Shareholders Meeting of Triple-S Management Corporation to be held on April 30, 2006.

Said proposal contains some procedural defects as it exceeds the word limit established by the Rules of the Securities and Exchange Commission (SEC), prompting us to exclude it at this time. Nevertheless, we have decided to submit your proposal to the SEC for their evaluation. We will review your proposal as soon as we receive notification from the SEC.

Sincerely,

/s/ Karen López Freytes
Karen López Freytes
Legal Counsel

[HANDWRITTEN NOTE THAT READS "RECEIVED JUAN R. VILARO GRAU, M.D. DEC 14, 2005" APPEARS AT THE BOTTOM OF THE LETTER. ALSO, A RESIDENTIAL TELEPHONE NUMBER 783-8767 APPEARS BELOW THE NOTE ON THE BOTTOM RIGHT-HAND CORNER.]

[TRANSLATION]

[STAMP ON RIGHT-HAND SIDE
READS:
RECEIVED
DEC 22 2005
OFFICE BOARD OF DIRECTORS]

December 15, 2005

Atty. Karen López Freytes
Legal Counsel Triple S
1441 Ave. Roosevelt
San Juan, PR 00920

Dear Mrs. López Freytes:

We complied with the deadline for submitting Resolutions for inclusion at the 2006 Annual Shareholders Meeting. We expected to be notified in case we failed to comply with any requirement so that we could correct it. Nevertheless, we had also anticipated the possibility that the Board try to disqualify our proposal. The contents of your letter give us reason to believe that you are looking for excuses such that it is the SEC that carries out the disqualification instead of the Board.

In your letter to Shareholders dated October 25 you failed to provide details about specific requirements. This omission could have had the intention of provoking mistakes on our part, which would have later been used to your advantage in disqualifying those proposals you did not approve of.

We resubmit the Resolution in question after decreasing the word limit to exactly 450 words. We will gladly take care of any additional requirement that may arise.

We trust that the day when we the Shareholders can freely express our feelings and beliefs will come—without the constant obstruction on part of the Board—and that we will finally we able to work together in harmony.

Sincerely,

/s/ Juan R. Vilaró Grau, M.D.
Juan R. Vilaró Grau, M.D.

[TRANSLATION]

[STAMP ON BOTH PAGES OF THE
RESOLUTION READS:
RECEIVED
DEC 22 2005
OFFICE BOARD OF DIRECTORS]

RESOLUTION

Presented by a group of Shareholders so that the Annual Assembly of Shareholders on April 30, 2006 appoint an Ad Hoc Commission to evaluate the items specified in this Resolution.

Whereas: During the first decades of its existence, members of the medical and dental community had to subsidize Triple S so it would survive.

Whereas: At the start of the 21st century Triple S is the second largest native Corporation in Puerto Rico.

Whereas: Triple S has never paid dividends to its Shareholders.

Whereas: The Government of Puerto Rico eliminated Triple S' tax-exempt status. In a statement dated July 31, 2003, Triple S stated that the elimination of the tax-exempt status would neither affect the economic strength of the company, nor would it present an impediment to the payment of dividends to the Shareholders.

Whereas: Can we continue trusting our benefits, which we earn with a lot of sweat to a Board and a Management Team that only think of using them for their own enjoyment, and that do not recognize that we the Shareholders also have a right to those benefits?

Whereas: With its actions, the Board has broken the concept of trust, that invisible link that binds Shareholders and the Board of Directors, thus disqualifying it from further delegation of a solution to the situation under our consideration.

NOW THEREFORE: May it be resolved by this honorable Assembly of Shareholders, gathered this 30th day of April, 2006:

1. Appoint a Special Commission of seven (7) members, which shall be known as the Triple S Pro Reform Commission (SSS-PRC)
2. Said Commission will consist of six (6) physician or dentist Shareholders and one (1) Consumer (not a Shareholder, physician or dentist).

3. The Commission will have as its main responsibility the evaluation and analysis of the following items:
    a. The real valuation of the Shares
    b. The payment of dividends to the Shareholders
    c. The rights of the heirs of the Shareholders
    d. Alternatives for the future sale of thousands of Shares in treasury
4. All valid expenses incurred by the Commission shall be paid by Triple S Management.
5. The Commission shall have the power to enter into contracts in order to hire all the necessary legal, secretarial, accounting, actuarial, financial, budgetary, or other type of assistance that may be needed in order for the Commission to complete its assigned task.
6. The Commission shall make an informational presentation to the Board of Directors of Triple S Management at the beginning of April 2007 and make a final and official presentation to the 2007 Annual Meeting of Shareholders.
7. The Commission shall have no decision power whatsoever.
8. The members recommended to comprise the Commission shall be named at the Assembly of Shareholders.
9. The Commission will cease operations once it presents its report of findings and recommendations to the 2007 Annual Meeting of Shareholders.

Submitted to the Board of Directors of Triple S Management on November 29, 2005.

November 29, 2005

POSITION PAPER

The undersigned represent a group of physicians and dentists, all shareholders of Triple S Management Corporation of Puerto Rico. For the past 13 ½ years, we have been concerned with the integrity, honesty and fairness of the different Boards and Executives in the management of the Corporation's affairs. It all started in 1992 when one of us requested an investigation by the Puerto Rico Insurance Commissioner, regarding an apparently fraudulent sale of shares authorized by the Board of Directors during late 1991 and early 1992. Over fifteen hundred shares were available from shareholders that had passed away during the previous years. According to our by-laws, the families of deceased shareholders had to return their shares to the Corporation at the same price that they were originally acquired. Without implementing and following a fair and just process to guarantee an equal participation of shareholders and providers, the Board sold 1,582 shares to themselves and to around 53 of their friends, sons and working partners. A large number of the new shareholders belonged to the Medical Faculty of the Hospital where the Board's President worked as an anesthesiologist, including his three practice partners. All medical and dental Board members participated in the illegal sale, acquiring each the maximum of twenty one shares allowed by our by laws. They acted unethically, placing themselves in an advantageous position against the possible buyers. Three of the recipients of those illegal shares still form part of the Board of Directors of the Corporation.

After a long and painful process, the Insurance Commissioner concluded in October 1999, that Triple S had violated the Puerto Rico Insurance Code and declared the sale as illegal. The sale was annulled. The Commissioner ordered the return of all shares illegally sold. He also ordered that all decisions approved between 1991 and 1999 utilizing the illegal shares, had to be ratified in an Extraordinary Meeting held for such purpose. Triple S appealed the decision to the Insurance Commissioner and later to the Puerto Rico Appeals Court. Both appeals were denied and the Commissioner's determination became final on 31 March 2000 when Triple S did not appeal to our Supreme Court.

During those long years Triple S never admitted any wrongdoing, in spite of the overwhelming evidence against them. Such behavior and attitude produced a progressive undermining of our faith and our trust in the Board of Directors and the leading Executives. We decided to pursue a thorough and careful criticism of all future actions and to keep our fellow shareholders informed. However, the Board utilized their overwhelming economic power to neutralize the damaging effect of their fraudulent actions. Before the Commissioner's decision was made in 1999, Triple S Board had a complete control of a shareholders majority. At the peak of the Board's full control of the Corporation, with the use and influences of the illegal shares, Triple S was able to approve its new Holding Organization called Triple S Management Corporation, an entity above all Triple S subsidiaries. In 1997 they had the support of 8,317 shares out of the circulating 11,491 shares. That meant a support of 72% of the shareholders. However, since that time Triple S Board has not been able to near that kind of support any more. They have been able to maintain a simple majority to approve only general decisions and election of Board members. The Corporation has been paralyzed regarding decisions that require a supermajority. That means that no amendment to our by laws have been approved during the past 8 years, since they require the support of 2/3 or 3/4 of all shareholders. Such situation has not occurred because of lack of effort from their part. They have an army of employees calling and visiting to get our proxies for every meeting. The fear of many providers to have their business affected if they do not support their proposals, is the principal reason they tell us to explain their apparent endorsement.

The loss of our trust of the Board and their Executives has not been regained. Their arrogance and their rejection of our positions, have added insult to injury. We have made multiple efforts to facilitate an avenue of negotiation and reconciliation, to no avail. We have always tried to protect the good name and prestige of our Corporation in our Island. We have been denied of every attempt to close an unfortunate decade and start with an open and just strategy for all. We have failed so far, but will not stop until we get such guarantee for the best of our Corporation.

Precious time goes by and the Board does not realize what has to be done to bring us all back together. Instead, they keep pushing us toward the wall. Let's see some examples:

1) After the 1999 decision by the Insurance Commissioner, Triple S Board had an immediate opportunity to measure the position of shareholders, to test their support. On November 19, 2000 an Extraordinary Meeting was held to ratify the Holding Company, as ordered by the Commissioner's decision. This time Triple S Board only obtained the support of 5,200 shares of the circulating 9,245 shares. The illegally sold shares had been already excluded. The Board's support came down to 56%. There was an impressive reduction of 3,100 shares supporting the Board's position (8,317 for approval in 1997, 5,200 post Commissioner's decision). The lack of support was dramatic, but the Board did not get the message. There was a clear expression of the loss of trust that we established as our leading argument in this position paper. An understanding and humble Board should have accepted the shareholder's decision and message. A healing and correcting process should have started immediately. They had other plans.

JR V.

2) In the year 2001 a new Commissioner came along, because there was a change in government administration. Triple S Board made an excellent use of their influences to have the 1999 decision revoked. The new Commissioner, in an administrative decision dated March 14, 2002, notified Triple S that the Holding Company had been ratified without the need of further processes. Such office ratification invalidated the non ratification approved by the shareholders

in 2000. The Board found a way to go over the will of the Corporation's owners. Their action was interpreted as disrespectful to the desires of the shareholders and put another nail in the deteriorated relation between Board and shareholders.

3) During the 2005 Annual Meeting the Board confirmed their strategy of trying to surpass the powers of the shareholders. They presented several Resolutions that fortunately required a supermajority and were not approved. On Resolutions 2, 4, 5 and 6 they proposed that any future amendment of the by laws be approved by the Board, prior to being submitted to the consideration of the shareholder's Assembly. They want exclusive veto power for any subject to be brought to the consideration of shareholders. They want to serve as exclusive filters of all proposals to be submitted. Such Resolutions are again overwhelming evidence that the Board has no respect for its shareholders nor recognizes their capacity to make intelligent and prudent decisions to advance the objectives of our Corporation. The Board's agenda seems the only one that matters to them.

4) The most delicate matter that separates us from the Board is related to the role and importance of shareholders in the future of the Corporation, and our long awaited participation in the great economic success of our Company. Triple S was created by physicians and dentists in 1959 with a clear social vision. Many years of economic sacrifice followed, to keep the Corporation on its feet. For 44 years we operated as non profit and we accepted such Corporative position. However, in 2003 the Government of Puerto Rico eliminated Triple S tax exemption and our Corporation became officially a for profit organization. The $ 40 shares we bought are said be worth $ 20 - 30 thousand dollars each. On July 31, 2003 the Board admitted, in a written statement, that were no impediments for the distribution of dividends to shareholders. We have been looking forward to obtain such deserved benefits, specially since the sacrificed founders of the Corporation are at present retired, old or deceased. Their families can only return the shares and get a thank you note back.

Triple S is now the second largest Corporation in Puerto Rico. It has a net value of $ 200 million dollars. Last year it earned $ 98 million dollars. For years there has been no advantage to be a shareholder. The Board sees us as the carriers of the proxies they need to approve their agenda. We have not enjoyed a bit of our riches and profits. In the other hand, our Boards are composed of the financial elite of the San Juan metropolitan area. It is a succession of renowned business people and they treat themselves as great Corporations do. They enjoy excellent diets, representation fees and luxury trips with their spouses to the best cities and places in the world, all expenses paid. They live a wonderful life with the products of our sacrifices during those early years that very few thought we would survive. We shareholders deserve a reasonable participation of that wonderful life.

We have presented conclusive evidence that Triple S runs between two separate and distant worlds. The Board members, their families, their friends, their Executive employees are located on the bright side of the Corporation. The battered and forgotten shareholders are located on the dark side of our Company, slowly fading away, without ever enjoying a taste of the great Corporation they helped to raise to the top of Puerto Rico's economic powers.

We have tried different avenues of negotiation to no avail. We can not continue to trust our assets to a Board that ignores our feelings and our positions, that even wants to be able to veto our will. The time has come to conclude that our trust, that invisible bond between Board and shareholders, has been broken in an irreversible way. The Board has disqualified itself to ask us for any further delegation of powers. They may still have the economic power and the influences to obtain a simple majority, but we will continue to defend the moral and ethical values that should eventually prevail in our Corporation and our claim for fair and equal treatment for all.

JRV

Our proposal to the next Annual Meeting is directed to provide an objective analysis and investigation of our present unsolved situation and to find a correcting new path for a future that will honor and strengthen our organization. We have no intention to substitute the functions of the Board. Our proposed investigative Commission will not have decisive powers, it will just analyze and recommend. It will respond to the Shareholder's Assembly, which in a future date will make the necessary decisions.

JUAN R. VILARO GRAU M.D.
9 WALL AVE TINTILLO
GUAYNABO, PUERTO RICO 00966

February 16, 2006

CERTIFIED MAIL

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Attn: Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal SEC File Number: 000-49762

Ladies and Gentlemen:

This is in response to an answer from Triple-S counsel's (Fiddler González & Rodríguez, P.S.C.) letter of January 9, 2006 in regard to our Position Paper (Proposal) for Proxy Procurement for the Triple-S Management Corporation meeting scheduled for April 30, 2006 in San Juan, Puerto Rico.

In this letter the lawyer makes some statements we don't agree as we, the shareholders, believe that the will of the assembly is supreme and only curtails under the following circumstances as far as we know:

- The assembly can't go against the bylaws of the Corporation.
- The assembly can't go against the laws of the Commonwealth of Puerto Rico and its Constitution.
- The assembly can't go against the laws of the United States of America and its Constitution.

We believe we aren't violating any of these.

The letter states that the Proposal is not a proper subject for stockholders action under the Commonwealth law and therefore that the Proposal may be omitted from the proxy statement, pursuant to Rule 14a-8 (i)(1) and that the Proposal and the Supporting Statement are contrary to Rule 14a-9, which prohibits materially false and misleading statements in proxy soliciting materials and, accordingly, the Proposal may be omitted pursuant Rule 14a-8(i)(3).

We want you to understand we are not making any materially false and misleading statements as they state in their letter. As a matter of upbringing, we don't go around stating non truths.

For this reason we are including copies of newspaper articles in different local newspapers which attest to the fact that Triple-S is the second largest company in the Island by earnings, and soon will be the 10th publicly traded company in the Island. The newspaper also states that Triple-S completed the acquisition of Great America Life Assurance Company (GA Life) at a price of $97.5 million dollars. And now in The San Juan Star of January 14, 2006 appears as headline news that Triple-S is to file an IPO to go public. No prior announcement was made to the stockholders, nor by letter, emails, phone, ordinary or extraordinary meeting of shareholders. We became aware of these proceedings by the newspapers.

In previous years, past Board of Directors issued treasury stocks to some physicians without proper procedures. This action was declared illegal and revoked by judicial way. Triple-S had to buyback the stocks to the physicians who bought them. Since that time many shareholders have lost faith in their Board, granted there have been several Boards since. Time has passed but the bad taste remains.

Just before the second meeting was held to complete the unconcluded 2005 Assembly, the Board proceeded to declare and pay a dividend of $700 per share, amazingly, over shares that were initially valued at $40. We think this is a strategic action by the Board since they had never given dividends to shareholders.

The Board, up to now, also has failed to notify us the value per share at present time in spite of the fact that we have insisted. With our general knowledge we have tried to calculate it and have in our own way estimated it to be over $30,000 per share.

They also state in their letter that about 13 amendments have been approved by the shareholders in the past eight years. This may be so, but as stated on our letter no major amendments have been made, the ones requiring 66% and 75% of the votes of share in circulation. The last shareholder's meetings have been for all practical purposes, a lunch meeting to elect Board members.

And up until now only the Board of Directors will have an amount of proxies by which only their candidates will be elected to the Board. And that is the reason that we need to be able to gather proxies by mail.

As to the Proposed Committee, there has been a subject of meetings with delegates of the Board, the President and the Secretary, and there seems to be an agreement as how this can be worked out, although not to the entire satisfaction of both groups.

There are other issues such as the future of treasury Stocks, which were owned by deceased physicians, many of them founders of the Corporation, the inheritance of shares by non-physician family members and the ability of shareholders to bring forth motions from the floor on meetings, not subject to filtering by the Board of Directors.

For this reason, although the present Board of Directors may be making what appears to be an honest approach to polite dialogue with the shareholders, we still want to pursue the qualification process to be able to gather proxies by the mail and other allowed methods.

We also want to consider the creation of the CPR Committee (Comité ProReforma Triple-S, "Committee for Triple-S Reform) because although we think that eventually we are going to be working hand in hand, shareholders and Board, for the goals that are good for the Corporation and the shareholders; this is not a close event as of now.

Respectfully,

Juan R. Vilaró Grau, M.D.

Juan R. Vilaró Grau, M.D. F.A.C.S.
President HMB

C: Karen M. López-Freytes, Esq.
Wilmar Rodríguez, MD

Enclosures

Markets

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The San Juan Star

Business

Saturday, January 14, 2006 | B-

Call us at: The San Juan Star (787) 782-4200 Xt. 2540

Send us a fax to: (787) 782-8015

E-mail us at: business@sanjuanstarmedia.net

Triple-S to file initial public offering

BY ENRIQUE MARTEL
emartel@sanjuanstarmedia.net
Of The STAR Staff

Triple-S Management Corporation, the second largest company on the island behind Popular Inc. based on earnings, has officially decided to go public.

Pondered and requested by private shareholders and market specialists for some time now, the move would turn the now private reporting entity into the 10th publicly traded company in Puerto Rico and the last one to do it since Eurobank did it in August, 2004. Triple-S has 1,768 private shareholders, all doctors or dentists, as required, according to management.

In full regulatory mode already, Triple-S CEO Ramón Ruiz was somewhat reserved on Friday, calling the move the next logical step for the corporation that reported $45.8 million in net income in 2004, the latest data available.

"We're starting the process," said Ruiz, who was mum on IPO underwriting contenders and even on whether stocks will be traded in the New York Stock Exchange or in the electronic NASDAQ market.

Because of its size and number of shareholders, the company reports to the U.S. Securities and Exchange Commission as a private reporting entity. Ruiz said the company had to make public the decision of planning an initial public offering after the board approved it Thursday evening.

The news come three weeks after Triple-S announced the purchase of GA Life for $97.5 million. The company raised $60 million in a bond issue held by UBS for that purchase. Another $35 million issue is planned for January. Standard & Poor's rated the credit of the health insurer "A-" and upgraded the company's outlook from "negative" to "stable" in 2003.



STAR PHOTO BY MIGUEL RIOS

The second largest company on the island by earnings will soon be the 10th publicly traded company.

"Triple-S will become more transparent," said economist Mohinder Bhatia, who has been involved in previous IPOs. "Transparency will help the people understand what Triple-S is about and will also put pressure on management to perform well, to function well and to generate profit for stockholders. I think it's good for the health industry. They will now likely be subject to a lot of pressure to include performance, become more competitive and provide better service."

A flag bearer for companies going public, Miguel Ferrer, CEO of UBS, believes that the planned IPO will be part of a continuing local phenomenon.

"One of things you see in Puerto Rico is that local companies can't compete with companies from the outside because they don't have common stock as currency," said Ferrer. "Using [common stock] to buy a company rather than dollars is an advantage over one that has to use dollars. That's an advantage that companies with a purpose of growing and expanding outside of Puerto Rico wants to have.

"It's very difficult to make an acquisition if you don't have common stock. There are a lot of companies with hidden value and Triple-S is one of them. Triple-S is worth much more than what the books say. That's the value the IPO will uncover. Usually, the market value is much greater. The balance sheet shows only one thing. The market values the future balance sheet."

Making a living in the very competitive insurance industry of Puerto Rico, Triple-S has a difficult task of diversifying itself on a 100 mile by 35 mile island, industry insiders observe. Looking into the undeserved U.S. Hispanic market might be a logical step for the insurance giant which could make quick ties in the mainland with Spanish-written policies.

Please see "TRIPLE-S," Page B-2 ➤

Geely franchise expected to create 300 jobs locally

BY GABRIELLE PAESE
gpaese@sanjuanstarmedia.net
Of The STAR Staff

Emérito Estrada Rivera Jr. officially unveiled his plans to sell cars from Chinese automaker Geely International here by January of 2007.

During a press conference Friday, Estrada Rivera revealed the details of the $2 million investment that gives him exclusive distribution rights for all Geely autos sold in the Caribbean, including Puerto Rico and the U.S. Virgin Islands with an option for the distribution rights in the Northeast United States in 2008.

Estrada Rivera will become the first car dealer to sell Chinese vehicles in the United States, pending the federal approval he hopes to have within the next few months. Initially, Estrada Rivera, said he will begin local sales with 2,000 sedans.

"Why China? Well, the merchant who runs a business of any kind and is not thinking about China these days doesn't have his head in the right place," Estrada Rivera said in reference to his decision to pioneer a new line of cars.

The Geely CK sedan, which seats five, will retail "for under $11,000" Estrada Rivera said. That price is already $1,000

Please see "GEELY," Page B-2 ➤



STAR PHOTO BY FRANCESCA VON RABENAU O'REILLY

With the video image of Geely Holding Corp. president Li Shufu to his right, Emérito Estrada Rivera Jr. discusses his plans to sell cars by the Chinese automaker in Puerto Rico in 2007 during a press conference Friday at Banker's Club in Hato Rey.

Business Briefs

INTERNATIONAL TOURISM MAGAZINE RECOGNIZES NORMANDIE HOTEL

The international trade magazine Travel and Leisure, specialized in tourism and vacation planning, featured the Normandie Hotel in the December edition.

The 173-room beachfront property in San Juan's Puerta de Tierra was listed among the 20 most chic hotels in the Caribbean. The property's architecture and art deco design were highlighted, as well as the remodeling projects to convert the Normandie Hotel into a boutique hotel property.

The additions include mention of the hotel's N-Lounge and Crú restaurant which is distinguished in Puerto Rico by its Carpaccio Bar.

EMBASSY SUITES USING SELF-SERVICE CHECK-IN

Capitalizing on a trend begun by the airline industry to offer consumers self-service check-in capabilities, the Embassy Suites Hotel & Casino San Juan has installed the self-service, multi-purpose Embassy Direct Registration Kiosk at the Isla Verde Property.

The automated kiosks are designed as a convenience for guests when checking in and checking out. The Embassy Direct Registration Kiosks were first introduced to Embassy Suites Hotels in October 2004. Service applications for the kiosks include room check-in, check-out, personalized messaging to guest, and coupons for hotel services in selected locations.

For guests who prefer traditional interaction with front-desk staff, that option is still available at the Embassy Suites Hotel & Casino San Juan.

UBS FINED FOR BROKER MARKET-TIMING

The New York Stock Exchange said it and the state of New Jersey fined UBS Financial Services $49.5 million for failing to supervise deceptive market-timing activities by brokers in at least seven branches.

Half of the fine will be paid to New Jersey, where the U.S. brokerage unit of Zurich-based UBS AG is based, with another $18 million set aside for distribution to injured customers and $5.75 million to be paid as a penalty to the NYSE.

UBS, which neither confirmed nor denied the allegation, said costs of the settlement "will be largely reflected as provisions" in its fourth-quarter results.

➤ From Page B-1

Triple-S

"By going public and using common stock currency, they will have the opportunity to sell insurance to 4 billion people in the world rather than 4 million people in Puerto Rico," said Francisco Rodríguez, managing director of business institutions at UBS.

Clamor at the Treasury Department may have kept Triple-S from going public two years ago. Then Treasury Secretary Juan Flores Galarza ended the tax-break status Triple-S enjoyed since 1976 as a non-for-profit company for tax purposes though it had incorporated as a for-profit company in 1959. Though no wrongdoing was found, Triple-S was ordered to pay $51.7 million in retroactive taxes, as reported in The STAR, Aug. 5, 2003.

Plans to go public seemed to have been in the works for some time now, judging from the 2004 annual report.

"As to the petition from many of our shareholders that we provide them with proposals to allow them to transfer their shares, we have continued to seek options to liberalize the existing limitations," wrote Fernando Ysern Borrás, chairman of the board, in a letter to shareholders published in the report. "In that sense, we hope to propose alternatives that are widely acceptable to our shareholders, and that allow them greater leeway with their assets, since the current by-laws only permit shares to be transferred in inheritance to descendants who are physicians and dentists."

➤ From Page B-1

Geely

over what Geely-USA Vice President John Harmer promised for the U.S. market. Estrada Rivera, however, said he might dangle a $9,999 introductory offer.

While the low price and the novelty of a Chinese car will make the Geely a selling point for Puerto Rico and eventually the U.S., AutoWeek Senior Editor Bob Gritzinger said he doubted that China, even with its nine percent economic growth, would take the Puerto Rico or U.S. auto industry by storm.

"China eventually has the potential to revolutionize the auto industry on the level of the Koreans," said Gritzinger, who got behind the wheel of the new Geely this week at the Detroit auto show. "The product is imminent, but in terms of development and technology, I'd say they are about 10 years away from anything that is newsworthy."

Gritzinger said the Chinese would have to surpass the Koreans in price, design and technology in order to get a foothold in the competitive market.

"I sat in one at the Detroit [show] and it had a lot of exposed hardware and poor fits and cheapie plastic," said Gritzinger. "That might be OK in a sub-$10,000 car, but if it becomes a $12,000 car, Hyundai and Kia already own that market and have quality and reliability in sales and service.

"I think the question is when will the Chinese bring something that is not just copycatting everything else," said Gritzinger. "I'd say they're about 10 years away. Right now they are on the level of the Yugo. If they can beat everybody on service, well, they might gain ground."

Service it is

Estrada Rivera stressed that the vehicle's selling point would be service.

"We'll be maintaining a $1 million parts inventory for the car here in Puerto Rico," said Estrada Rivera, who also has exclusive distribution rights to Isuzu in Puerto Rico. "The service will be the kind you get when you buy a Rolls Royce. If the Geely breaks down, we'll be right there with the tow truck. The guarantee will be better than the best the competition has to offer."

Estrada Rivera also unveiled plans to construct a flagship Geely dealership on Kennedy Avenue. The dealership would be the sixth for EER, which has five locations throughout the island.

"We honestly don't believe that Isuzu and Geely will be competition for each other, but we felt it was best to keep the corn and the straw separate," said Estrada Rivera, who added that the new Geely venture would employ 300 people directly.

"That doesn't count the indirect employment because we are also going to offer financing and insurance on-site," said Estrada Rivera, who anticipated another 300 indirect jobs as a result of the new venture.

Lissette Rivera, operations manager for both Geely and EER, said the dealer also has plans to open rental car agencies in Puerto Rico and on other Caribbean islands using the Geely cars.

"Seventy percent of the business in the U.S. Virgin Islands is tourism, so we're going to be right there to rent economical cars," said Rivera.

On Wednesday, Geely-USA president John Harmer told The STAR that Puerto Rico would be the proving ground for the first Chinese autos. He added that the true test would be in service.

"No one in this market has the service we offer, not even Toyota can beat us in service," said Lissette Rivera. "In DACO, we are the company with the fewest complaints registered."



STAR PHOTO BY FRANCESCA VON RABENAU O'REILLY

"We want to raise our flag back up to where it was before," said Eméri Estrada Rivera Jr., right, of his plans to boost EER sales by pioneering first Chinese auto for the Caribbean. From left to right is Estrada River son, Héctor, legal counsel Oscar González Badillo and operations man Lissette Rivera.

Awaiting federal approval

Oscar González Badillo, legal counsel for EER, said he hopes the federal green light to ship cars to Puerto Rico and sell them comes within the next few months.

"This is not an [international trade] agreement originating out of China," said González Badillo. "This was done on our terms under the laws of the United States. They [Geely] signed our contract."

"We don't want to estimate how long it is going to take," said Estrada Rivera in reference to the import agreement.

Both Puerto Rico Federal Affairs Administrator Eduardo Bhatia and Senate president Kenneth McClintock have been helping in Washington with the federal approval, Estrada Rivera said. According to González Badillo, Harmer was brought on board by Geely because of his work in Chinese-American relations during the Nixon administration.

Estrada Rivera was instrumental in bringing Geely to the United States. Geely became the first Chinese car company to exhibit a car in a North American International Auto Show this week when it showed the 7151 CK in Detroit.

Estrada Rivera said the four-cylinder, four-door mini is one of 12 he bought in China and had shipped to the mainland to be adapted to meet federal emissions standards and requirements.

Héctor Estrada, EER president and son of Emérito Estrada Rivera, said he made the initial trip to China to purchase the first Geely cars at his father's behest. Estrada Rivera said he invested $1 million to buy the cars and have them upgraded to U.S. standards in order to solicit the federal trade agreement.

AutoWeek's Gritzinger said clearance might not be so simple

He said a Yugoslavian S Crosslander, languished in fec tape for years until just recently was awarded a waiver on th requirement thanks to a change vetrain.

A brighter future

Estrada Rivera said he will ini just one model in Puerto Rico, t but hopes to add several more fc

EER's Isuzu line finished a dis in overall sales in Puerto Rico th months of 2005, behind luxur like Mercedes Benz, Lexus, A BMW.

In 2001, 13 subsidiaries of Estrada Rivera filed for bank $269 million case that is believec largest ever, according to the B Puerto Rico, the private compan lects bankruptcy data for the inc

In 2004, Estrada Rivera was to six months home deten ordered by a federal judge to pay ronmental clean up costs for in his employees in March 2001 to contents of two storage tanks int drain along Kennedy Avenue Nuevo.

Geely, founded by Li Fushu, b manufacturer of refrigerators ai cycle parts in the 1980s and beg ing cars in 1996 when it bough Chinese mini-van maker.

Geely cars are also sold in th and Yugoslavia with plans to European market. Geely cars a cycles are sold in Venezuela, Ec Colombia, albeit in differen because they do not have to emissions standards.

And while the price point h drawn attention to the vehicl savvy Griztinger remains unm

"The Koreans are now revo on the level of the Japanese Japanese are now looking shoulders," said Gritzinger. Chinese would have to come something that's going to mak sumer] say 'we have to have' people will really start buying."

Triple-S

Fast becoming a total insurance provider; expansion to U.S. and Latin America slated

BY AUGUSTO DURAND



While the majority of people associate Triple-S with health insurance, Triple-S Management Corp., self-designated as Triple-S Group, goes far beyond providing health-insurance coverage. The conglomerate, with revenue of $1.35 billion in 2004, is second only to Popular, Inc. in Puerto Rico's list of the Top 400 Locally Owned Companies as ranked by Caribbean Business.

In the 2004 Annual Report, Ramón Ruiz Comas, president & CEO of Triple-S Management Corp., stated in his letter that "over the course of the last year, Triple-S Group continued to generate excellent results as an outcome of our strategy to diversify operations, as well as steer our subsidiaries in the direction of a one-stop-shop."

Triple-S adquiere a GA Life

TRIPLE-S completó ayer la compra de Great American Life Assurance Company (GA Life), transacción que implicó $97.5 millones. "Culminamos la adquisición tal como habíamos anticipado. Ahora nos queda trabajar en el proceso de integrar a GA Life de la manera más eficiente para continuar con nuestra estrategia de diversificación de productos de seguros bajo una misma sombrilla", destacó Ramón M. Ruiz Comas, presidente y principal oficial ejecutivo de la aseguradora.

La adquisición coloca a Triple-S a la cabeza de los aseguradores de la Isla en lo que respecta a la línea de seguros de vida, tanto a nivel individual como grupal. También fortalece la posición de la aseguradora, que considera convertirse en compañía pública este año, en los segmentos de vida y propiedad, mientras que aumenta en 30% los activos totales de la aseguradora, los cuales ascienden a $1,200 millones.

FIDDLER GONZALEZ & RODRIGUEZ, P.S.C.
ATTORNEYS AND COUNSELORS AT LAW
PO BOX 363507
SAN JUAN, PR 00936-3507

TELEPHONE (787) 753-3113
FAX (787) 759-3123

254 MUÑOZ RIVERA AVENUE
CORNER CHARDÓN STREET
6TH FLOOR
HATO REY, PR 00918

February 28, 2006

RECEIVED
2006 MAR -1 PM 4:07
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

VIA UPS NEXT DAY
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Attn: Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal from Dr. Juan Vilaró Grau
Triple-S Management Corporation
(SEC File Number: 000-49762)

Ladies and Gentlemen:

We are writing on behalf of our client Triple-S Management Corporation (the "Corporation"), a corporation organized and existing under the laws of the Commonwealth of Puerto Rico, and registered under the Securities and Exchange Act of 1934, as amended (the "Exchange Act") in response to a letter sent by Mr. Juan Vilaró Grau, a shareholder of the Corporation, to your Staff on February 16, 2006.

Mr. Juan Vilaró Grau, filed with the Corporation a shareholder proposal (the "Proposal") and position statement in support of his proposal (the "Supporting Statement") which he intended the Corporation to include in the Corporation's Proxy Statement for its 2006 Annual Meeting of Shareholders. The Corporation gave the Proposal the serious consideration it deserves and pursuant to that analysis it concluded that it could not responsibly include the Proposal and its Supporting Statement in the Corporation's Proxy Statement. As a result, he was notified of that conclusion and we, on behalf of the Corporation, filed with your Office a letter pursuant to Rule 14a-8(j). Mr. Vilaró's letter is in response to that filing. The Corporation understands that the statements made by Mr. Vilaró in that letter are inaccurate and would like to clarify them for the benefit of your Staff.

Mr. Vilaro's statements regarding the powers of the shareholder's are not consistent with basic principles of corporate law applicable in the United States and more importantly in Puerto Rico. If shareholders behave as he suggests there would be good arguments in favor of piercing the corporate veil in which the debts and obligations of the Corporation may become the personal liabilities of the shareholders of the Corporation, a situation he most definitely would not want to occur. We respectfully believe that this lack of basic understanding of how corporations work is what drives shareholders to make these statements and make proposals that are simply against the law. We restate our position that the Proposal is not a proper subject for stockholder action under the Puerto Rico General Corporations Act and, therefore, the Proposal may be omitted from the Proxy Statement pursuant to Rule 14a-8(i)(1).

Mr. Vilaró's claim that information in the newspaper makes its true and not misleading is unacceptable. The fact that the newspaper published certain information does not make it true. In fact the information published in The San Juan Star is not accurate. As of December 31, 2005 there were at least three other companies in Puerto Rico that were larger than the Company by total asset or by net income. The newspaper article published on January 14, 2006 in The San Juan Star Mr. Vilaró refers to mentions that the Corporation's Net Income in 2004 was $45.8 million. For that same year Popular Inc. reported net income of $489.9, Oriental Financial Group, Inc. ("Oriental") $56.6 million and Santander BanCorp ("Santander") $84.4.[1] From a total assets point of view Popular Inc. had total assets reported in 2004 of $44.40 billion, Oriental $4.25 billion, Santander $8.34 billion and Eurobancshares, Inc. $2.10 billion. The Corporation reported a total of $919.65 million in total assets in 2004. Clearly, a statement to the fact that the Corporation is the second Puerto Rico corporation in earnings or net income or in total assets is completely inaccurate and misleading.

Another instance of inaccuracies is the fact that Mr. Vilaró also concedes that the information regarding the amendments to the Corporation's Articles of Incorporation and By-Laws he included in the Supporting Statement is incorrect and inaccurate.

Finally, Mr. Vilaró stated in his letter that there have been meetings with delegates of the Board of Directors, the President and the Secretary of the Corporation and that "there seems to be an agreement as how this can be worked out." Although, there have been meetings with Mr. Vilaró to discuss his proposal, there is no agreement of any kind allowing the creation of the proposed committee since the creation of such committee would go against the Puerto Rico General Corporations Act. To characterize said discussions as such is a gross mischaracterization of the facts.

---

[1] We are not including in this analysis Puerto Rico companies such as First BanCorp, Doral Financial Corporation, R&G Financial Corporation and W Holding Co. Inc., who reported net incomes in 2004 of $178.8 million, $489.6 million, $160.2 million and $171.86 million respectively, since these institutions are in the process of restating their recent financial statements. They also reported total assets of $15.6 billion, $15.1 billion, $10.19 billion and $14.33 billion, respectively.

These inaccuracies added with other grievances that Mr. Vilaró included in his letter of February 16, 2006 are further evidence that the Corporation can not responsibly include Mr. Vilaró's Proposal and Supporting Statement because they are contrary to Rule 14a-9, which prohibits materially false and misleading statements in proxy soliciting materials. Therefore, the Proposal should be omitted pursuant to Rule 14a-8(i)(3).

If you have any questions or comments regarding this filing, please contact the undersigned at (787) 759-3178.

Sincerely,

José A. Sosa

Cc: Dr. Juan Vilaró Grau
Enrique R. Ubarri, Esq.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 10, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Triple-S Management Corporation
Incoming letter dated January 9, 2006

The proposal would create a special commission to evaluate and analyze certain matters related to Triple S' share valuation and other matters and make an informational presentation to the board of directors on those matters.

There appears to be some basis for your view that Triple-S may exclude the proposal under rule 14a-8(i)(1), as an improper subject for shareholder action under applicable jurisdictional law as a mandatory shareholder proposal. It appears that this particular defect could be cured, however, if the proposal was recast as a recommendation or request to the board of directors. Accordingly, unless the proponent provides Triple-S with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Triple-S omits the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that Triple-S may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Triple-S may exclude the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Ted Yu
Special Counsel